Exhibit 14
Remote Knowledge, Inc.
Code of Business Conduct and Ethics
I.	Introduction
A.	Purpose

This Code of Business Conduct and Ethics (this “Code”) provides a general statement of principles regarding the ethical standards that each director, officer and employee should adhere to while acting on behalf of the Company. It is not a complete list of legal or ethical questions a director, officer, or employee might face in the course of business, and therefore, this code must be applied using common sense and good judgment. Additionally, under certain circumstances local country law may establish additional requirements. Remote Knowledge directors, officers and employees are expected to comply with all applicable local country laws and Remote Knowledge business conduct policies in the area in which they are conducting Remote Knowledge business.

B.	Administration

The Company’s Board of Directors is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Company, the business practices within the Company’s industry, the Company’s own business practices, and the prevailing ethical standards of the communities in which the Company operates. While the Company’s Chief Executive Officer will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer and employee of the Company to comply with this Code.

C.	Implementation

Each director, officer and employee is expected to read and become familiar with the ethical standards described in this Code and may be required, from time to time, to affirm his or her agreement to adhere to such standards by signing the Compliance Certificate that appears at the end of this Code.

A violation of this code by an employee is grounds for disciplinary action up to and including discharge and possible legal prosecution. Disciplinary action will also apply to senior executives who condone such illegal or unethical conduct by those reporting to them and do not take immediate measures to correct the same. If you are in a situation that you believe may violate or lead to a violation of this code, follow the guidelines described in Section IX of this code.

II.	Compliance with Laws, Rules and Regulations

The Company will comply with all laws and governmental regulations that are applicable to the Company’s activities, and directors, officers and employees must also comply with all laws, rules and regulations that are applicable to Remote Knowledge’s business, as well as the high standards of honesty, fairness and reason that are applicable to Remote Knowledge activities throughout the world. Specifically, the Company is committed to:
•	Maintaining a safe and healthy work environment;

•	Promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex or other factors that are unrelated to the Company’s business interests;

•	Supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•	Conducting its activities in full compliance with all applicable environmental laws;

•	Keeping the political activities of the Company’s directors, officers and employees separate from the Company’s business;

•	Prohibiting any illegal payments to any government officials or political party representatives of any country; and

•	Complying with all applicable state and federal securities laws.
It is each person’s responsibility to maintain a working knowledge of business law and ethics, both by studying these guidelines and other materials provided to you by Remote Knowledge or its’ General Counsel, and by paying attention to publications, broadcasts and other generally available sources of information about these matters.

III.	Securities Laws and Insider Trading

The Company’s Insider trading Policy, which describes the nature of inside information and the related restrictions on trading, is attached to and shall be deemed a part of this Code.

IV.	Conflict of Interest; Corporate Opportunities Directors, officers and employees should not be involved in any activity which creates or gives the appearance of a conflict of interest between their personal interests and the Company’s interests. In particular, no director, officer or employee shall:

•	Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business:
–	That markets products or services in competition with the Company’s current or potential products and services;

–	That supplies products or services to the Company; or

–	That purchases products or services from the Company;
•	Have any significant financial interest, including stock ownership, in any such outside business that might create or give the appearance of a conflict of interest;

•	Seek or accept any personal loan or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

•	Be a consultant to, or a director, officer or employee of; or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities with the Company;

•	Accept any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible;

•	Conduct business on behalf of the Company with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives; or

•	Use the Company’s property, information or position for personal gain.
The appearance of a conflict of interest may exist if an immediate family member of a director, officer or employee of the Company is a consultant to, or a director, officer or employee of, or has a significant financial interest in, a competitor, supplier or customer of the Company, or otherwise does business with the Company.

Directors and officers shall notify the Company’s General Counsel (Robert Gray at Fulbright & Jaworski, 713-651-5151), and employees who are not directors or officers shall notify the Company’s Chief Financial Officer or their immediate supervisor of the existence of any actual or potential conflict of interest.

V.	Confidentiality

Directors, officers and employees shall maintain the confidentiality of all information entrusted to them by the Company or its suppliers, customers or other business partners, except when disclosure is authorized by the Company or legally required.

Confidential information includes (1) information marked “Confidential,” “Private,” “For Internal Use Only,” or similar legends, (2) technical or scientific information relating to current and future products, services or research, (3) business or marketing plans or projections, (4) earnings and other internal financial data, (5) personnel information, (6) supply and customer lists and (7) other non-public information that, if disclosed, might be of use to the Company’s competitors, or harmful to the company or its suppliers, customers or other business partners.

To avoid inadvertent disclosure of confidential information, directors, officers and employees shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

VI.	Protection of Remote Knowledge Assets

Directors, officers and employees must endeavor to protect Remote Knowledge’s assets, ensure their efficient use and use Remote Knowledge’s assets only for legitimate Remote Knowledge business purposes. Remote Knowledge’s assets include its intellectual property, such as trade secrets, patents, trademarks, copyrights, as well as its business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data reports.

VII.	Fair Dealing

The Company is committed to promoting the values of honesty, integrity and fairness in the conduct of its business and sustaining a work environment that fosters mutual respect, openness and individual integrity. Directors, officers and employees are expected to deal honestly and fairly with the Company’s customers, suppliers, competitors and other third parties. To this end, directors, officers and employees shall not:
•	Make false or misleading statements to customers, suppliers or other third parties;

•	Make false or misleading statements about competitors;

•	Personally solicit or accept from any person that does business with the Company, or offer or extend to any such person,
–	Cash of any amount; or

–	Gifts, gratuities, meals or entertainment that could influence or reasonably give the appearance of influencing the Company’s business relationship with that person or go beyond common courtesies usually associated with accepted business practices;
•	Solicit or accept any fee, commissions or other compensation for referring customers to third-party vendors; or

•	Otherwise take unfair advantage of the Company’s customers or suppliers, or other third parties through manipulation, concealment, abuse of privileged information or any other unfair-dealing practices.
VIII.	Accurate and Timely Periodic Reports

The Company is committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that it is required to file. To this end, the Company shall;
•	Comply with generally accepted accounting principles at all times.

•	Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

•	Maintain books and records that accurately and fairly reflect the Company’s transactions;

•	Prohibit the establishment of any undisclosed or unrecorded funds or assets;

•	Maintain a system of internal controls that will provide reasonable assurances to management that material information about the Company is made known to management, particularly during the periods in which the Company’s periodic reports are being prepared; and

•	Present information in a clear and orderly manner.
IX.	Reporting of Violations; Compliance Procedures

Directors, officers and employees must report promptly potential or actual violations of this Code. Failure to report a violation can lead to disciplinary action against the person who failed to report the violation. Disciplinary action will also apply to senior executives who condone such illegal or unethical conduct by those reporting to them and do not take immediate measures to correct the same.

Directors and officers shall report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Company’s General Counsel, Henry Hope at Fulbright & Jaworski, 713-651-5151. Employees who are not directors or officers shall report such violations to their immediate supervisor or the Company’s CFO. The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation.

Remote Knowledge employees who have questions regarding business conduct or knowledge of possible violations of the Code, should contact their supervisor and/or the CFO and/or the office of General Counsel. If such employee receives an insufficient response or they are concerned about possible retaliation, they may report such possible violation anonymously to the Audit Committee. Any complaints regarding questionable accounting, internal controls or auditing matters should be reported directly to the Audit Committee. Any such submission should be made by means of a memorandum delivered in a sealed envelope, addressed to “Chairman, Audit Committee”, at the Company’s main address, which envelope should be marked externally “Personal and Confidential”. Remote Knowledge strives to ensure that all questions or concerns are handled fairly, discreetly, and thoroughly. You need not identify yourself. Remote Knowledge will not retaliate for reports of possible violations made in good faith.

The Audit Committee is hereby establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls and auditing matters and violations of law or of this Code of Ethics and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding any such matters. In such memorandum, you may report Code and/or law violations or your concerns in that regard. You may remain anonymous if you wish. This procedure should not, of course, be used for personal vendetta, but is an open means for your use. The cooperation of every employee is required in assuring that instances of violations of law or of this Code, including accounting, internal control or auditing breaches or lapses, are called to the attention of those in the Company who should be informed. Employees should report conduct by others in the organization that is at odds with this Code and/or law and cooperate with investigations. They may do so without fear of retribution. The Audit Committee will treat all such submissions in as confidential a manner as is possible in carrying out any investigation as to the matters brought to its attention.

The Company’s General Counsel, CFO or Audit Committee will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case specific disciplinary action, which may include demotion or discharge.

X.	Waivers

The provisions of this Code may be waived for directors or executive officers only by a resolution of the Company’s non-requesting directors. The provisions of this Code may be waived for employees who are not directors or executive officers by the Company’s General Counsel. Any waiver of this Code granted to a director or executive officer will be publicly disclosed as required by the securities or association on which the Company’s securities are listed for trading. Any change in or waiver of this Code for senior financial officers will be publicly disclosed as required by the Securities Exchange Commission.